Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the three-month periods ended March 31, 2020 and 2021. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 1, 2021, as amended on April 2, 2021 (the “2020 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2020 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, Oslo, New York, Limassol Singapore and Germany. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.”

Our Fleet

On May 19, 2021 we took delivery of the SBI Pegasus (tbr Star Athena), the seventh and final vessel pursuant to the previously announced transaction with Eneti Inc. (NYSE: NETI), formerly known as Scorpio Bulkers Inc. We issued to the relevant affiliates of Eneti Inc. 350,797 common shares representing the share consideration for the seventh vessel and we assumed the outstanding lease obligations associated with the vessel.

As of May 19, 2021, our owned (on a fully delivered basis following the delivery of the two Kamsarmax Resale Vessels) fleet consisted of 128 operating vessels with an aggregate carrying capacity of approximately 14.1 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels. As used herein, “Eneti Acquisition Vessels” refers to the seven vessels subject to our acquisition pursuant to the agreement entered into on February 2, 2021 among us and Eneti Inc.  and certain other parties; and “Kamsarmax Resale Vessels” refers to the two vessels subject to our acquisition pursuant to the definitive agreement entered into on March 3, 2021 between us and a third party. For additional information relating to the Eneti Acquisition Vessels and the Kamsarmax Resale Vessels, please see our 2020 Annual Report. We believe our Company is the largest US listed dry bulk operator in terms of number vessels and deadweight tonnage.

The following tables present summary information relating to our fleet as of May 19, 2021:

Operating Fleet:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath (1)	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
10	ABY Nine Ltd	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten Ltd	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
23	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
24	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
25	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
26	Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
27	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
28	Star Regg IV LLC	Star Bayonne	178,977	January 26, 2021	2010
29	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
30	Star Regg VI LLC	E.R. Buenos Aires	178,978	January 26, 2021	2010
31	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
32	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
33	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
34	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
35	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
36	Star Trident XXV Ltd.	Star Triumph	176,343	December 8, 2017	2004
37	ABY Fourteen Ltd	Star Scarlett	175,800	August 3, 2018	2014
38	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
39	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
40	ABY I LLC	Star Paola	115,259	August 3, 2018	2011

	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
41	ABM One Ltd	Star Eva	106,659	August 3, 2018	2012
42	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
43	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
44	Star Sirius LLC	Star Sirius (1)	98,681	March 7, 2014	2011
45	Star Vega LLC	Star Vega (1)	98,681	February 13, 2014	2011
46	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
47	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
48	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
49	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
50	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
51	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
52	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
53	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
54	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
55	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
56	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
57	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
58	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
59	ABY Seven Ltd	Star Jeanette	82,567	August 3, 2018	2014
60	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
61	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
62	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
63	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
64	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
65	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
66	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
67	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
68	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
69	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
70	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
71	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
72	Star Zeus I LLC	Star Capoeira (1)	82,000	March 16, 2021	2015
73	Waterfront Two Ltd	Star Alessia	81,944	August 3, 2018	2017
74	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
75	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
76	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
77	Star Zeus VII LLC	Star Macarena (1)	81,600	March 6, 2021	2016
78	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
79	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
80	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
81	Star Zeus VI LLC	Star Lambada (1)	81,300	March 16, 2021	2016
82	Star Zeus II LLC	Star Carioca (1)	81,300	March 16, 2021	2015
83	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
84	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
85	ABY Three Ltd	Star Virginia	81,061	August 3, 2018	2015
86	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
87	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011

	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
88	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
89	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
90	Star Zeus III LLC	Star Athena (1)	63,371	May 19, 2021	2015
91	Orion Maritime LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
92	Primavera Shipping LLC	Roberta (1)	63,426	March 31, 2015	2015
93	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
94	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
95	Blooming Navigation LLC	Kennadi (1)	63,262	January 8, 2016	2016
96	Jasmine Shipping LLC	Mackenzie (1)	63,226	March 2, 2016	2016
97	STAR LIDA I SHIPPING LLC	Star Apus (1)	63,123	July 16, 2019	2014
98	Star Zeus V LLC	Star Bovarius (1)	61,600	March 16, 2021	2015
99	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
100	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
101	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
102	Star Axe II LLC	Star Lutas (1)	61,347	January 6, 2016	2016
103	Aurelia Shipping LLC	Honey Badger (1)	61,320	February 27, 2015	2015
104	Rainbow Maritime LLC	Wolverine (1)	61,292	February 27, 2015	2015
105	Star Axe I LLC	Star Antares (1)	61,258	October 9, 2015	2015
106	Star Zeus IV LLC	Star Subaru (1)	61,000	March 16, 2021	2015
107	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
108	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
109	Star Asia II LLC	Star Pisces (1)	60,916	August 7, 2015	2015
110	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
111	STAR LIDA XI SHIPPING LLC	Star Pyxis (1)	56,615	August 19, 2019	2013
112	STAR LIDA VIII SHIPPING LLC	Star Hydrus (1)	56,604	August 8, 2019	2013
113	STAR LIDA IX SHIPPING LLC	Star Cleo (1)	56,582	July 15, 2019	2013
114	Star Trident VII LLC	Diva (1)	56,582	July 24, 2017	2011
115	STAR LIDA VI SHIPPING LLC	Star Centaurus (1)	56,559	September 18, 2019	2012
116	STAR LIDA VII SHIPPING LLC	Star Hercules (1)	56,545	July 16, 2019	2012
117	STAR LIDA X SHIPPING LLC	Star Pegasus (1)	56,540	July 15, 2019	2013
118	STAR LIDA III SHIPPING LLC	Star Cepheus (1)	56,539	July 16, 2019	2012
119	STAR LIDA IV SHIPPING LLC	Star Columba (1)	56,530	July 23, 2019	2012
120	STAR LIDA V SHIPPING LLC	Star Dorado (1)	56,507	July 16, 2019	2013
121	STAR LIDA II SHIPPING LLC	Star Aquila (1)	56,506	July 15, 2019	2012
122	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
123	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
124	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
125	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
126	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	13,908,404

Vessels to be delivered:

Vessels to be delivered:
Wholly Owned Subsidiary	Vessel Name	DWT	Expected delivery to Star Bulk
Star Sun I LLC	Hull YZJ2015-2263	82,000	May-21
Star Sun II LLC	Hull YZJ2014-2264	82,000	Jun-21
	Total dwt	164,000

____________
(1)	Subject to a sale and leaseback financing transaction as further described in Notes 7 and 15 to our consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds have been cash from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish, grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and make dividend payments when approved by the Board of Directors.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances as well as funds received from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of any newbuilding vessel installments and second hand vessel acquisitions, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new debt and refinancings, or bareboat lease financings, sale and lease back arrangements, equity issuances and vessel sales.

As of May 19, 2021, we had total cash of $223.2 million and $1,644.7 million of outstanding borrowings (including bareboat lease financing and 2022 Notes). In addition, following a number of interest rates swaps that we entered into during 2020 and 2021, we have converted a total of $978.9 million of such debt from floating to an average fixed rate of 44 bps with average maturity of 3.0 years. The remaining consideration to be paid for the two Kamsarmax Resale Vessels amounts to $44.0 million and we are in advanced negotiations with a major financing institution for its partial financing.

Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios, a summary of these terms included in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

We believe that our current cash balance, together with the $30.0 million available under our HSBC Working Capital Facility, as defined in our 2020 Annual Report, and our operating cash flows to be generated over the short-term period will be sufficient to meet our liquidity needs for the foreseeable future (and at least through the end of the second quarter of 2022), including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt on more favorable terms. Our practice has been to acquire dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties, that are beyond our control.

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. There continues to be a high level of uncertainty relating to how the pandemic will evolve, including the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. At present, it is not possible to ascertain any future impact of Covid-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s results for 2020 and 2021.  However, an increase in the severity or duration or a resurgence of the Covid-19 pandemic and the timing of wide-scale vaccine distribution could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

Dividend Policy

In November 2019, our Board of Directors established a dividend policy, which was updated on May 19, 2021, pursuant to which our Board of Directors intends to declare a dividend in each of February, May, August and November in an amount equal to (a) our Total Cash Balance minus (b) the product of (i) the Minimum Cash Balance per Vessel and (ii) the Number of Vessels.

“Total Cash Balance” means (a) the aggregate amount of cash on our balance sheet as of the last day of the quarter preceding the relevant dividend declaration date minus (b) any proceeds received by us, including our subsidiaries, from vessel sales, or additional proceeds from vessel refinancings, or securities offerings in the last 12 months that have been earmarked for share repurchases, debt prepayment, vessel acquisitions and general corporate purposes.

“Minimum Cash Balance per Vessel” means:

a.	$1.40 million for March 31, 2021;
b.	$1.65 million for June 30, 2021
c.	$1.90 million for September 30, 2021
d.	$2.10 million for December 31, 2021 and thereafter

 “Number of Vessels” means the total number of vessels owned by us, or that are subject to sale and leaseback transactions and finance leases, as of the last day of the quarter preceding the relevant dividend declaration date.

As of March 31, 2021, we owned 125 vessels and our Total Cash Balance was at $206.6 million.  Adjusted for the Minimum Cash Balance per Vessel for March 31, 2021 of $1.40 million, resulted in total declared dividend amount of approximately $31.0 million or $0.30 per share.

Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends will depend on its subsidiaries distributing their earnings and cash flow to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial condition and other factors, including but not limited to our earnings, the prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance.

There can be no assurance that our Board of Directors will declare or pay any dividend in the future.

The dividend is payable on or about June 14, 2021, to all shareholders of record as of May 31, 2021 (“Record Date”). The ex-dividend date is expected to be May 30, 2021.

Other Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2021.
Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Three-month period ended March 31,
(TCE rates expressed in U.S. Dollars)	2020	2021
Average number of vessels (1)	116.0	119.3
Number of vessels (2)	116	125
Average age of operational fleet (in years) (3)	8.5	9.3
Ownership days (4)	10,556	10,737
Available days (5)	9,118	10,115
Charter-in days (6)	367	175
Time Charter Equivalent Rate (TCE rate) (7)	$10,949	$15,461

(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of the periods reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)
Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber/ Ballast Water Treatment System (“BWTS”)  installation. The available days for the first quarter 2021 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Available Days as presented above may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.

(6)	Charter-in days are the total days that we charter-in vessels not owned by us.
(7)
Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues which consists of: voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented above, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated statement of operations.

	Three-month period ended March 31,
(In thousands of U.S. Dollars, except as otherwise stated)	2020	2021
Voyage revenues	$160,862	$200,467
Less:
Voyage expenses	(55,310)	(40,052)
Charter-in hire expenses	(8,774)	(2,943)
Realized gain/(loss) on FFAs/bunker swaps	3,545	(891)
Amortization of fair value of below/above market acquired time charter agreements	(487)	(187)
Time charter equivalent revenues	$99,836	$156,394
Available days	9,118	10,115
Daily time charter equivalent rate ("TCE")	$10,949	$15,461

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improved charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners. Our voyage expenses primarily consist of bunkers cost, port expenses and commissions paid in connection with the chartering of our vessels.

Charter-in hire expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, vessel scrubbers and BWTS maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry-dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

(Gain) / Loss on Forward Freight Agreements and Bunker Swaps, net

From time to time, we take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement of the applicable FFA, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, which is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled on a daily basis mainly through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as asset or liability until they are settled. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled through reputable clearing houses. Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as the London Clearing House (LCH) or the Singapore Exchange (SGX)). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions) and the 2022 Notes. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of that debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Gain / (Loss) on interest rate swaps, net

We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under (gain)/loss on interest rate swaps, net, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded as Gain/(loss) on interest rate swaps, net.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

The three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020

Voyage revenues net of Voyage expenses: Voyage revenues for the three months ended March 31, 2021 increased to $200.5 million from $160.9 million in the corresponding period in 2020. Time charter equivalent revenues (“TCE Revenues”) (as defined above) were $156.4 million compared to $99.8 million for the corresponding period in 2020, which is indicative of improved market conditions prevailing during the three month period ended March 31, 2021 compared to the corresponding period in 2020. As a result, the TCE rate for the first quarter of 2020 was $15,461 compared to $10,949 for the corresponding period in 2020. Please refer to the table above for the calculation of the TCE Revenues and TCE and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Charter-in hire expenses: Charter-in hire expenses for the three months ended March 31, 2021 and 2020 were $2.9 million and $8.8 million, respectively. This decrease is attributable to the decrease in charter-in days from 367 in the first quarter of 2020 to 175 in the corresponding period in 2021.

Vessel operating expenses: For the three months ended March 31, 2021 and 2020, vessel operating expenses were $47.4 million and $42.7 million, respectively. Vessel operating expenses for the first quarter of 2021 included pre-delivery and pre-joining expenses of $0.5 million and additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed during 2020 of $1.3 million. The average number of our vessels also increased to 119.3 from 116.0.

Dry docking expenses: During the first quarter of 2021, we incurred $12.2 million dry docking expenses mainly attributable to 13 of our vessels that completed their periodic dry docking surveys within such period. During the first quarter of 2020, 15 of our vessels completed their periodic dry docking surveys expenses and we incurred $13.4 million dry docking expenses in connection therewith.

Depreciation: Depreciation expense increased to $36.2 million for the three month period ended March 31, 2021, compared to $34.6 million for the corresponding period in 2020. The increase was mainly driven by the higher average number of vessels in 2021 compared to 2020 as discussed above.

Management fees: Management fees for the three month period ended March 31, 2021 and 2020 were $4.7 million and $4.6 million, respectively. The increase is attributable to the management agreements entered into in connection with the fleet we acquired during the first quarter of 2021.

General and administrative expenses: General and administrative expenses for the three month period ended March 31, 2021 were $7.3 million compared to $6.0 million in the corresponding period in 2020. The increase is primarily attributable to the reversal in the first quarter of 2020, of previously recognized stock based compensation expenses of $1.2 million, following the reassessment of the probability of achieving the performance conditions for some of our outstanding awards.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the three month period ended March 31, 2021, we incurred a loss on FFAs and bunker swaps of $2.1 million, consisting of a realized loss of $0.9 million and an unrealized loss of $1.2 million. For the three month period ended March 31, 2020, (Gain)/Loss on FFAs and bunker swaps amounted to a $27.6 million gain, consisting of realized gain of $3.6 million and unrealized gain of $24.0 million.

(Gain)/Loss on time charter agreement termination: Within the first quarter of 2021 the time charter agreement assumed on the acquisition of the vessel Star Karlie was early terminated. As a result the unamortized balance, at the time of termination, of the corresponding fair value of below market acquired time charters, amounting to $1.1 million, was written off to earnings as a gain and separately presented under (Gain)/Loss on time charter agreement termination.

Interest and finance costs net of interest and other income/(loss): Interest and finance costs net of interest and other income/(loss) for the first quarters of 2021 and 2020 were $12.7 million and $20.1 million, respectively. Despite the increase in the weighted average balance of our outstanding indebtedness to $1,604.5 million during the first quarter of 2021, from $1,593.2 million for the same period in 2020, the interest and finance costs net of interest and other income/ (loss) decreased due to the decrease in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements, the interest rate swap agreements that we entered into in 2020 and 2021 and the lower LIBOR rates during the first quarter of 2021 compared to the same period in 2020.

Loss on debt extinguishment: During the three months ended March 31, 2020, we recorded a $0.5 million loss on debt extinguishment representing expenses and the non-cash write-off of unamortized deferred finance charges in connection with the refinancing of certain credit facilities and lease financings.

Cash Flows
Net cash provided by operating activities for the first quarters of 2021 and 2020 was $79.2 million and $32.1 million, respectively. This increase was primarily driven by the higher charter rates due to the reopening of the global economy as well as a decrease in our interest payments due to our recent loan refinancing arrangements.

Net cash used in investing activities for the first quarters of 2021 and 2020 was $60.3 million and $31.9 million, respectively. The increase was primarily attributable to i) the equity portion paid in 2021 in connection with the acquisition of vessels as opposed to no vessel acquisitions in 2020 and ii) lower capital expenditures for BWTS and Scrubbers paid in 2021 compared to relevant payments in 2020.

Net cash used in financing activities for the first quarter of 2021 was $7.9 million compared to net cash provided by financing activities of $4.9 million in the first quarter of 2020. The decrease was primarily driven by higher debt repayments compared to debt proceeds in 2021 when in 2020 the debt proceeds exceeded the debt repayments and prepayments as well as the dividend payments made during the corresponding period.

Significant Accounting Policies and Critical Accounting Policies

For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 - Operating and Financial Review and Prospects,” included in our 2020 Annual Report. There have been no material changes from the “Critical Accounting Policies” previously disclosed in our 2020 Annual Report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 2020 and March 31, 2021 (unaudited)	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2020 and 2021	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2020 and 2021	F-4
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity for the three-month periods ended March 31, 2020 and 2021	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2020 and 2021	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2020 and March 31, 2021 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	December 31, 2020	March 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$183,211	$189,127
Restricted cash, current (Notes 8 and 13)	7,299	12,419
Trade accounts receivable, net	38,090	43,314
Inventories (Note 4)	47,294	60,072
Due from managers	358	-
Due from related parties (Note 3)	481	751
Prepaid expenses and other receivables	17,687	20,089
Derivatives, current asset portion (Note 13)	-	156
Other current assets (Note 14)	12,991	15,013
Total Current Assets	307,411	340,941

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	-	11,012
Vessels and other fixed assets, net (Note 5)	2,877,119	3,036,813
Total Fixed Assets	2,877,119	3,047,825

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,321	1,476
Restricted cash, non-current (Notes 8 and 13)	5,021	5,021
Leased buildings, right-of-use assets	886	803
Derivatives, non-current asset portion (Note 13)	-	3,506
Other non-current assets (Note 3)	35	75
TOTAL ASSETS	$3,191,793	$3,399,647

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 8)	$144,900	$154,148
Lease financing short term (Note 7)	44,873	53,440
Accounts payable	32,853	42,361
Due to managers	7,813	14,892
Due to related parties (Note 3)	1,439	1,199
Accrued liabilities	20,940	27,800
Derivatives, current liability portion (Note 13)	1,939	2,832
Deferred revenue	11,675	14,447
Total Current Liabilities	266,432	311,119

NON-CURRENT LIABILITIES
8.30% 2022 Notes, net of unamortized notes issuance costs of $768 and $667, as of December 31, 2020 and March 31, 2021, respectively (Note 8)	49,232	49,333
Long-term bank loans, net of current portion and unamortized loan issuance costs of $13,761 and $12,890, as of December 31, 2020 and March 31, 2021, respectively (Note 8)	938,699	937,126
Lease financing long term, net of unamortized lease issuance costs of $6,181 and $6,117, as of December 31, 2020 and March 31, 2021, respectively (Note 7)	382,417	446,624
Derivatives, non-current liability portion (Note 13)	2,265	368
Fair value of below market time charters acquired	1,289	-
Leased buildings, operating lease liabilities	886	803
Other non-current liabilities	1,046	964
TOTAL LIABILITIES	1,642,266	1,746,337

COMMITMENTS & CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2020 and March 31, 2021, respectively (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 97,146,687 shares issued and 97,139,716 shares (net of treasury shares) outstanding as of December 31, 2020; 101,888,919 shares issued and outstanding as of March 31, 2021 (Note 9)	971	1,019
Additional paid in capital	2,548,956	2,610,974
Treasury shares (6,971 and nil shares at December 31, 2020 and March 31, 2021, respectively)	(93)	-
Accumulated other comprehensive income/(loss)	(3,993)	1,868
Accumulated deficit	(996,314)	(960,551)
Total Shareholders' Equity	1,549,527	1,653,310
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,191,793	$3,399,647

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2020 and 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	Three months ended March 31,
	2020	2021

Revenues:
Voyage revenues (Note 14)	$160,862	$200,467

Expenses
Voyage expenses (Note 3)	55,310	40,052
Charter-in hire expenses (Note 3)	8,774	2,943
Vessel operating expenses	42,718	47,354
Dry docking expenses	13,361	12,191
Depreciation (Note 5)	34,637	36,233
Management fees (Notes 3)	4,606	4,667
General and administrative expenses (Note 3)	6,033	7,297
(Gain)/Loss on time charter agreement termination	-	(1,102)
Other operational loss	51	1,340
Other operational gain	(477)	(1,017)
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 13)	(27,586)	2,085
Total operating expenses	137,427	152,043
Operating income / (loss)	23,435	48,424

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(20,553)	(14,440)
Interest and other income/(loss)	447	1,750
Loss on debt extinguishment (Note 8)	(542)	-
Total other expenses, net	(20,648)	(12,690)

Income / (loss) before taxes and equity in income of investee	$2,787	$35,734
Income taxes	(43)	-
Income/(Loss) before equity in income of investee	2,744	35,734
Equity in income of investee	11	29
Net income/(loss)	2,755	35,763
Earnings / (Loss) per share, basic and diluted	$0.03	$0.36
Weighted average number of shares outstanding, basic (Note 10)	95,797,142	98,712,581
Weighted average number of shares outstanding, diluted (Note 10)	95,916,479	99,019,944

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the three-month periods ended March 31, 2020 and 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2020	2021
Net income / (loss)	$2,755	$35,763
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	(1,839)	5,419
Less:
Reclassification adjustments of interest rate swap gain/(loss)	(9)	442
Other comprehensive income / (loss)	(1,848)	5,861
Total comprehensive income / (loss)	$907	$41,624

 The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the three-month periods ended March 31, 2020 and 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity
Balance January 1, 2020	96,073,197	$961	$2,544,342	$-	$(1,001,170)	$(93)	$1,544,040

Net income / (loss)	-	-	-	-	2,755	-	2,755
Other comprehensive income / (loss)	-	-	-	(1,848)	-	-	(1,848)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 11)	1,300	-	(902)	-	-	-	(902)
Dividend declared and paid ($0.05 per share)	-	-	-	-	(4,749)	-	(4,749)
BALANCE, March 31, 2020	96,074,497	$961	$2,543,440	$(1,848)	$(1,003,164)	$(93)	$1,539,296

Balance January 1, 2021	97,146,687	$971	$2,548,956	$(3,993)	$(996,314)	$(93)	$1,549,527
Net income / (loss)	-	-	-	-	35,763	-	35,763
Other comprehensive income / (loss)	-	-	-	5,861	-	-	5,861
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 11)	-	-	313	-	-	-	313
Acquisition of Eneti vessels (Note 9)	2,649,203	27	39,646	-	-	-	39,673
Acquisition of ER vessels (Note 9)	2,100,000	21	22,152	-	-	-	22,173
Cancellation of treasury stock (Note 9)	(6,971)	-	(93)	-	-	93	-
BALANCE, March 31, 2021	101,888,919	$1,019	$2,610,974	$1,868	$(960,551)	$-	$1,653,310

 The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2020 and 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	Three months ended March 31,
	2020	2021
Cash Flows from Operating Activities:
Net income / (loss)	$2,755	$35,763
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation (Note 5)	34,637	36,233
Amortisation of fair value of below market time charters	(487)	(187)
Amortization of debt (loan, lease & notes) issuance costs (Note 8)	1,725	1,815
Loss on debt extinguishment (Note 8)	542	-
Share-based compensation (Note 11)	(902)	313
(Gain)/Loss on time charter agreement termination	-	(1,102)
Change in fair value of forward freight derivatives and bunker swaps (Note 13)	(24,041)	1,194
Other non-cash charges	(77)	(208)
Gain on hull and machinery claims	(9)	-
Equity in income of investee	(11)	(29)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	22,861	(5,224)
Inventories	(15,470)	(12,778)
Prepaid expenses and other receivables	(4,263)	(8,710)
Derivatives asset	(1,936)	1
Accrued income	(171)	-
Due from related parties	338	(270)
Due from managers	32	358
Increase/(Decrease) in:
Accounts payable	2,507	13,483
Due to related parties	(5)	(240)
Accrued liabilities	(4,503)	8,913
Due to managers	5,634	7,079
Deferred revenue	12,941	2,772
Net cash provided by / (used in) Operating Activities	32,097	79,176

Cash Flows from Investing Activities:
Advances for vessels & vessel upgrades and other fixed assets	(33,976)	(64,831)
Hull and machinery insurance proceeds	2,032	4,544
Net cash provided by / (used in) Investing Activities	(31,944)	(60,287)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes	107,282	39,000
Loan and lease prepayments and repayments	(96,883)	(46,416)
Financing and debt extinguishment fees paid	(763)	(1,340)
Dividends paid	(4,749)	-
Refund of financing premia	-	903
Net cash provided by / (used in) Financing Activities	4,887	(7,853)

Net increase/(decrease) in cash and cash equivalents and restricted cash	5,040	11,036
Cash and cash equivalents and restricted cash at beginning of period	126,262	195,531

Cash and cash equivalents and restricted cash at end of period	$131,302	$206,567

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the period for:
Interest	$17,714	$12,283
Non-cash investing and financing activities:
Shares issued in connection with vessel acquisitions	-	61,977
Vessel upgrades	3,773	2,876
Assumed debt upon acquisition	-	86,929

Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$123,048	$189,127
Restricted cash, current (Note 8)	7,233	12,419
Restricted cash, non-current (Note 8)	1,021	5,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$131,302	$206,567

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:
Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector.  Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, Oslo, New York, Limassol, Singapore and Germany. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.
The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2020 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.
The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Annual Report”).  The balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2020 Annual Report.
On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. There continues to be a high level of uncertainty relating to how the pandemic will evolve, including the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. At present, it is not possible to ascertain any future impact of Covid-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s results for 2020 and 2021.  However, an increase in the severity or duration or a resurgence of the Covid-19 pandemic and the timing of wide-scale vaccine distribution could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.
As of March 31, 2021, the Company owned a modern fleet of 125 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,000 deadweight tonnage (“dwt”) and 210,000 dwt, and a combined carrying capacity of 13.8 million dwt.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2. Significant accounting policies and recent accounting pronouncements:
A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2020 Annual Report. There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the three-month period ended March 31, 2021.
3. Transactions with Related Parties:
Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2021 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.
Transactions and balances with related parties are analyzed as follows:
Balance Sheets
	December 31, 2020	March 31, 2021
Due from related parties
Oceanbulk Maritime and its affiliates	$426	$692
Interchart	3	3
Starocean	34	34
Coromel Maritime Limited	1	1
Product Shipping & Trading S.A.	17	21
Due from related parties	$481	$751

Due to related parties
Management and Directors Fees	$252	$42
Augustea Technoservices Ltd. and affiliates	1,187	1,157
Due to related parties	$1,439	$1,199

Statements of Operations

	Three months ended March 31,
	2020	2021
Voyage expenses:
Voyage expenses-Interchart	(945)	(945)
Voyage expenses- Augustea Technoservices Ltd. and affiliates	-	(66)
General and administrative expenses:
Consultancy fees	(165)	(136)
Directors compensation	(43)	(45)
Office rent - Combine Marine Ltd. & Alma Properties	(10)	(11)
General and administrative expenses - Oceanbulk Maritime and its affiliates	(72)	(49)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates	(1,638)	(1,620)
Charter-in hire expenses:
Charter - in hire expenses - AOM	(515)	(1,761)
Charter - in hire expenses - Sydelle	(539)	-
Charter - in hire expenses - Coromel	(249)	-

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4. Inventories:
The amounts shown in the consolidated balance sheets are analyzed as follows:
	December 31, 2020	March 31, 2021
Lubricants	$11,877	$12,458
Bunkers	35,417	47,614
Total	$47,294	$60,072

5. Vessels and other fixed assets, net:
The amounts in the consolidated balance sheets are analyzed as follows:
	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2020	$3,464,808	$(587,689)	$2,877,119
- Acquisitions, improvements and other vessel costs	195,927	-	195,927
- Depreciation for the period	-	(36,233)	(36,233)
Balance, March 31, 2021	$3,660,735	$(623,922)	$3,036,813

As of March 31, 2021, 88 of the Company’s 125 vessels, having a net carrying value of $2,175,856, were subject to first-priority mortgages as collateral to their loan facilities (Note 8). Title of ownership is held by the relevant lenders for another 37 vessels with a carrying value of $860,657 to secure the relevant sale and lease back financing transactions (Note 7). In addition, certain of the Company’s vessels having a net carrying value of $677,701 are subject to second-priority mortgages as collateral to certain of the Company’s loan facilities (Note 8).
Vessels acquired / delivered / disposed of during the three-month period ended March 31, 2021
As further discussed in Notes 5 and 21(a) of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report, on December 17, 2020, the Company entered into a definitive agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG, pursuant to which the Company agreed to acquire three Capesize drybulk vessels, the Star Bayonne (ex- E.R. Bayonne), the E.R. Buenos Aires and the Star Borneo (ex- E.R. Borneo), (“E.R. Acquisition Vessels”). The E.R. Acquisition Vessels are retrofitted with exhaust gas cleaning systems. The acquisition was concluded with the delivery of the vessels to the Company on January 26, 2021. Consideration for the acquisition was payable in the form of $39,000 in cash, which was financed by SEB $39,000 Facility (Note 8) and 2,100,000 of the Company’s common shares, which shares were issued on January 26, 2021 to E.R. Schiffahrt GmbH & Cie. KG.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5. Vessels and other fixed assets, net - continued:
In addition, as further discussed in Note 21 (b) of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report, on February 2, 2021, the Company entered into an agreement with Eneti Inc. (NYSE: NETI), formerly known as Scorpio Bulkers Inc., and certain other parties to acquire seven vessels, consisting of three Ultramax vessels, the Star Athena (ex- SBI Pegasus), the Star Bovarius (ex- SBI Ursa) and the Star Subaru (ex- SBI Subaru), and four Kamsarmax vessels, the Star Capoeira (ex- SBI Capoeira), the Star Carioca (ex- SBI Carioca), the Star Lambada (ex- SBI Lambada) and the Star Macarena (ex- SBI Macarena), (the “Eneti Acquisition Vessels”) by assuming the outstanding lease obligations of the Eneti Acquisition Vessels (Note 7). As consideration for this transaction the Company agreed to issue to Eneti Inc. 3,000,000 newly issued common shares of the Company. To facilitate the issuance of these common shares, the Company issued to Eneti Inc. a warrant to purchase up to 3,000,000 of the Company’s common shares (the “Eneti Warrant”). The Eneti Warrant was issued on February 2, 2021 and, subject to its terms and conditions, was agreed to be exercised at an exercise price of $0.01 per share in connection with the delivery date of each of the Eneti Acquisition Vessels. Six out of seven vessels were delivered to the Company on March 16, 2021 on which date the warrant was partially exercised with the Company issuing 2,649,203 of its common shares and assuming the outstanding lease obligations attributable to these six vessels (Note 7).
In addition, during the three months ended March 31, 2021 the Company installed ballast water management system to certain of its vessels.
6. Advances for vessels under construction and acquisition of vessels:
As further discussed in Note 21(d) of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report, on March 3, 2021 the Company entered into a definitive agreement with a third party to acquire two ECO type resale 82,000 dwt Kamsarmax vessels (the “Kamsarmax Resale Vessels”) at a price of $55,000 in aggregate. The vessels are expected to be delivered to the Company in June and September 2021, respectively, directly from YAMIC yard (a joint venture between Mitsui and New Yangzijiang). An advance payment of $11.0 million in aggregate, was paid on March 17, 2021 and is included under “Advances for vessels under construction and acquisition of vessels” in the unaudited interim condensed consolidated balance sheet.
7. Lease financing:
Details of the Company’s lease financings are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report and the only new activity during the three-month period ended March 31, 2021, is the assumption of the lease obligations of the six Eneti Acquisition Vessels upon their delivery to the Company, on March 16, 2021 (Note 5).
On March 16, 2021, the delivery date of six of the Eneti Acquisition Vessels to the Company, six tripartite novation agreements between China Merchants Bank Leasing (“CMBL”), Eneti Inc. and the Company were executed, which resulted in an increase of the Company’s lease financing obligations by $83,929. The remaining lease terms are for five years and pursuant to the terms of each bareboat charter, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on May 2022, at a pre-determined, amortizing purchase price which is considered to be at significantly lower level compared to the expected fair value of each vessel at any date between May 2022 and the expiration of the bareboat charter term.
All of the Company’s lease financings bear interest at LIBOR plus a margin. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated statements of operations (Note 8).
Some of the Company’s lease financings contain financial and other covenants similar to those included in its credit facilities described Note 8, with which as further discussed in Note 8, as of March 31, 2021, the Company was in compliance.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7. Lease financing – (continued):
The principal payments required to be made after March 31, 2021, for the Company’s outstanding bareboat lease obligations recognized on the balance sheet, as of that date, are as follows:
Twelve month periods ending	Amount
March 31, 2022	$53,440
March 31, 2023	53,440
March 31, 2024	49,917
March 31, 2025	48,440
March 31, 2026	82,943
March 31, 2027 and thereafter	218,001
Total bareboat lease minimum payments	$506,181
Unamortized lease issuance costs	(6,117)
Total bareboat lease minimum payments, net	$500,064
Lease financing short term	53,440
Lease financing long term, net of unamortized lease issuance costs	446,624

8. Long-term bank loans and 2022 Notes:
Details of the Company’s credit facilities and debt securities are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report and are supplemented by the below new activity.
New Financing Activity
(i) SEB $39,000 Facility:
On January 22, 2021, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), (the “SEB $39,000 Facility”), for the financing of an amount of $39,000. The amount was drawn on January 25, 2021 and used to finance the cash consideration for the E.R. Acquisition Vessels (Note 5), which were delivered to the Company on January 26, 2026. The facility is repayable in 20 equal quarterly principal payments of $1,950 with the last installment due in January 2026. The SEB $39,000 Facility is secured by a first priority mortgage on the E.R. Acquisition Vessels.
The Company’s credit facilities including SEB $39,000 Facility described above, contain financial covenants and undertakings, a summary of these terms included in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.
As of December 31, 2020 and March 31, 2021, the Company was required to maintain minimum liquidity, not legally restricted, of $58,000 and $62,500, respectively which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2020 and March 31, 2021, the Company was required to maintain a minimum liquidity, legally restricted, of $12,320 and $17,440, which is included within “Restricted cash, current and non-current” in the consolidated balance sheets. The increase in restricted cash is attributable to the increase in collateral required under certain of the Company’s financial instruments (Note 13).
As of March 31, 2021, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2022 Notes and lease financings included in Note 7.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8. Long-term bank loans and 2022 Notes - continued:
The principal payments required to be made after March 31, 2021 for all of the then-outstanding bank debt, are as follows:
Twelve month periods ending	Amount
March 31, 2022	$154,148
March 31, 2023	180,060
March 31, 2024	337,988
March 31, 2025	162,608
March 31, 2026	167,615
March 31, 2027 and thereafter	101,745
Total Long-term bank loans	$1,104,164
Unamortized loan issuance costs	(12,890)
Total Long-term bank loans, net	$1,091,274
Current portion of long-term bank loans	154,148
Long-term bank loans, net of current portion and unamortized loan issuance costs	937,126

The 2022 Notes mature in November 2022 and are presented in the consolidated balance sheets as of March 31, 2021 net of unamortized debt issuance costs of $667.
All of the Company’s bank loans and applicable lease financings  bear interest at LIBOR plus a margin, except for the DSF $55,000 Facility (Note 13).The weighted average interest rate (including the margin) related to the Company’s existing bank loans, 2022 Notes and lease financings for the three-month periods ended March 31, 2020 and 2021 was 4.51% and 3.06%, respectively.
The commitment fees incurred during the three-month periods ended March 31, 2020 and 2021 with regards to the Company’s unused amounts under its credit facilities were $75 and $3, respectively. There are no undrawn portions as of March 31, 2021, other than the available amount under the HSBC Working Capital Facility.
The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Three months ended March 31,
	2020	2021
Interest on financing agreements	$18,170	$11,850
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 13)	(9)	442
Amortization of debt (loan, lease & notes) issuance costs	1,725	1,815
Other bank and finance charges	667	333
Interest and finance costs	$20,553	$14,440

During the three-month period ended March 31, 2020, the Company incurred expenses of $29 and wrote-off an amount of $513 of unamortized debt issuance costs in connection with the refinancing of certain credit facilities and lease financings. Both amounts are included under “Loss on debt extinguishment” in the unaudited interim condensed consolidated statement of operations. No such expenses or write-offs were incurred during the three-month period ended March 31, 2021.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9. Preferred and Common Shares and Additional Paid-in Capital:
Details of the Company’s Preferred and Common Shares are discussed in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.
During the three months ended March 31, 2021, and as further discussed in Note 5, the Company issued 2,100,000 and 2,649,203 of its common shares in connection with the delivery of the three E.R. Acquisition Vessels and six Eneti Acquisition Vessels. In addition, during the three months ended March 31, 2021, the Company cancelled its 6,971 treasury shares.
During the three months ended March 31, 2020 the Company paid a cash dividend of $ 4,749 (or $0.05 per common share) for the fourth quarter of 2019, in line with the dividend policy established in November 2019.
10. Earnings / (Loss) per Share:
The computation of basic earnings/(loss) per share is based on the weighted average number of common shares outstanding for the three-month periods ended March 31, 2020 and 2021. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings/(loss) per share gives effect to stock awards, stock options and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.  Diluted earnings per share for the three months ended March 31, 2020 does not include the effect of the 104,250 non-vested share options outstanding as of that date, as their effect was anti-dilutive. The options expired in April 2020 without being exercised.
The Company calculates basic and diluted earnings / (loss) per share as follows:
	Three months ended March 31,
	2020	2021
Income / (Loss) :
Net income / (loss)	$2,755	$35,763

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	95,797,142	98,712,581
Basic earnings / (loss) per share	$0.03	$0.36

Effect of dilutive securities:
Dillutive effect of non vested shares	119,337	307,363
Weighted average common shares outstanding, diluted	95,916,479	99,019,944

Diluted earnings / (loss) per share	$0.03	$0.36

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11. Equity Incentive Plans:
Details of the Company’s Equity Incentive Plans and share awards granted through December 31, 2020 are discussed in Note 13 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.
For the three-month periods ended March 31, 2020 and 2021, the share-based compensation cost recognized was $333 and $313, respectively. In addition, as of December 31, 2019, the Company had recognized compensation cost of $1,235 for the 400,000 RSUs, which at that time were considered probable to vest. As of March 31, 2020, the Company determined that the then likelihood of vesting for any of the 4,000,000 RSUs did not meet a “more likely than not” threshold under US GAAP and as a result, the previously recognized expense of $1,235 was reversed during the three-month period ended March 31, 2020. These amounts are included under “General and administrative expenses” in the unaudited interim condensed consolidated statements of operations.
A summary of the status of the Company’s non-vested restricted shares as of March 31, 2021 and the movement during the three-month period ended March 31, 2021 is presented below.
	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2021	415,889	$7.09
Granted	-	-
Vested	(71,500)	12.49
Unvested as at March 31, 2021	344,389	$5.97

As of March 31, 2021 the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $887 and is expected to be recognized over the weighted average period of 1.64 years.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12. Commitments and Contingencies:
a) Commitments:
The following table sets forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at March 31, 2021.
	Three month periods ending March 31,
+ inflows/ - outflows	Total	2022	2023	2024	2025	2026	2027 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$52,950	$52,950	$-	$-	$-	$-	$-
Acquisition of second-hand vessels (2)	(64,579)	(53,338)	(1,283)	(1,283)	(1,283)	(1,408)	(5,984)
Vessel BWTS (3)	(26,883)	(26,883)	-	-	-	-	-
Office rent (4)	(839)	(339)	(303)	(163)	(34)	-	-
Total	$(39,351)	$(27,610)	$(1,586)	$(1,446)	$(1,317)	$(1,408)	$(5,984)
_________________
(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of March 31, 2021, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)
The amount reflects i) the remaining consideration as of March 31, 2021 to be paid for the two Kamsarmax Resale Vessels discussed in Note 6 as well as ii) the consideration paid upon the delivery of the seventh Eneti Acquisition Vessel, SBI Pegasus (Note 5), on May 19, 2021, in form of 350,797 of the Company’s common shares valued at $22.54 per share, based on the closing price of the Company’s common shares on the issuance date and the assumed lease obligations of the vessel.

(3)	The amounts represent the Company’s commitments as of March 31, 2021, for installation of Ballast Water Treatment System (“BWTS”) on its vessels so as to comply with environmental regulations.
(4)	The amount reflects the minimum rental payments under the office rental agreements that the Company is party to as of March 31, 2021.

b) Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13. Fair value measurements and Hedging:
Fair value measurements
The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.
Interest rate swaps
The Company from time to time enters into interest rate derivative contracts to manage interest costs and risks associated with changing interest rates with respect to certain of its credit facilities. Details of the Company’s interest rate swaps are discussed in Note 20 and 21(c) of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.
The Company’s interest rate swaps were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the three-month period ended March 31, 2021.
A loss of approximately $1,649 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period when realized.
Freight Derivatives and Bunker Swaps
During the year ended December 31, 2020 and the three-month period ended March 31, 2021, the Company entered into a certain number of freight derivatives, including freight forward agreements (“FFAs”), freight options and bunker swaps, the results of which for the three-month periods ended March 31, 2020 and 2021 and the valuation of their open positions as at December 31, 2020 and March 31, 2021 are presented in the tables below.
The amounts of Gain / (Loss) on interest rate swaps, freight derivatives and bunker swaps recognized in the unaudited interim condensed consolidated statements of operations, are analyzed as follows:
	Three months ended March 31,
	2020	2021
Consolidated Statement of Operations

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	9	(442)
Total Gain/(loss) recognized	$9	$(442)

Gain/(loss) on forward freight agreements and bunker swaps, net
Realized gain/(loss) on forward freight agreements and freight options	1,431	(891)
Realized gain/(loss) on bunker swaps	2,114	-
Unrealized gain/(loss) on forward freight agreements and freight options	8,018	(1,194)
Unrealized gain/(loss) on bunker swaps	16,023	-
Total Gain/(loss) recognized	$27,586	$(2,085)

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13. Fair value measurements and Hedging - continued:
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data
The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2020 and March 31, 2021. The fair value of freight derivatives and bunker swaps was determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX)), while the fair value of the interest rate swaps was determined through Level 2 inputs of the fair value hierarchy (such as interest rate curves).
		Significant Other Observable Inputs (Level 2)
		December 31, 2020		March 31, 2021
Balance Sheet Location		(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$-	-	$-	156
Interest rate swaps - non-current	Derivatives, non-current asset portion	$-	-	$-	3,506
Total		$-	-	$-	3,662
LIABILITIES
Interest rate swaps - current	Derivatives, current liability portion	$-	1,727	$-	1,426
Interest rate swaps - non-current	Derivatives, non-current liability portion	$-	2,265	$-	368
Total		$-	3,992	$-	1,794

Quoted Prices in Active Markets for Identical Assets (Level 1)
		December 31, 2020		March 31, 2021
Balance Sheet Location		(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Freight derivatives - current	Derivatives, current asset portion	$-	-	$-	-
Total		$-	-	$-	-
LIABILITIES
Freight derivatives - current	Derivatives, current liability portion	$212	-	$1,406	-
Bunker swaps - current	Derivatives, current liability portion	$-	-	$-	-
Total		$212	-	$1,406	-

Certain of the Company’s financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2020 and March 31, 2021 amounted to $895 and $4,823, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets (Note 8). The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and financing under bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of March 31, 2021, due to the variable interest rate nature thereof. The fair value of the DSF $55,000 Facility (Note 8), measured through level 2 inputs (such as interest rate curves) is $53,257, which is $372 higher than the loan’s book value of $52,885. The 2022 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKZ) was $51,760 as of March 31, 2021.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14. Voyage revenues:
The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the three-month periods ended March 31, 2020 and 2021, as presented in the consolidated statement of operation:
	Three months ended March 31,
	2020	2021

Time charters	$61,646	$95,087
Voyage charters	100,773	105,897
Pool revenues	(1,557)	(517)
	$160,862	$200,467

As of March 31, 2021, trade accounts receivable, net increased by $5,224, and deferred revenue increased by $2,772 compared to December 31, 2020. These changes were mainly attributable to the timing of collections along with the significant improvement in charter hire rates during the three months ended March 31, 2021.
Further, as of March 31, 2021, deferred assets related to revenue contracts (included within “Other current assets”) decreased by $422 compared to December 31, 2020, from $2,187 to $1,765. This change was mainly attributable to the timing of commencement of revenue recognition.
Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $11,675 as unearned revenue related to voyages in progress as of December 31, 2020, which were recognized in earnings in the three month period ended March 31, 2021 as the performance obligations were satisfied in that period. In addition, the Company recorded $14,447 as unearned revenue related to voyages in progress as of March 31, 2021, which will be recognized in earnings during the remaining of the year ending December 31, 2021 as the performance obligations will be satisfied in that period.
The adjustment to Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the three-month periods ended March 31, 2020 and 2021 was ($1,963) and ($320), respectively, and is included within “Pool Revenues” in the table above, while the corresponding adjustment to Company’s revenues from the Short Pool for the three-month periods ended March 31, 2020 and 2021 was nil and ($171) and is included within “Pool Revenues” in the table above. Pool Revenues also include other minor participation adjustments.
15. Subsequent Events:
•
The seventh Eneti Acquisition Vessel (Note 5), the SBI Pegasus, was delivered to the Company on May 19, 2021, upon which the remaining 350,797 common shares were issued and the Company assumed the vessel’s then outstanding lease obligations.